UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                            James River Coal Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    470355207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      470355207              SCHEDULE 13D/A       PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,435,000 (including options to purchase up to
  OWNED BY                      400,000 shares of Common Stock)
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,435,000 (including options to purchase up to 400,000 shares of Common Stock)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,435,000 (including options to purchase up to 400,000 shares of
            Common Stock)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.6%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       470355207             SCHEDULE 13D/A       PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,435,000 (including options to purchase up to
  OWNED BY                      400,000 shares of Common Stock)
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,435,000 (including options to purchase up to 400,000 shares of Common Stock)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,435,000 (including options to purchase up to 400,000 shares of
            Common Stock)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      470355207              SCHEDULE 13D/A       PAGE 4 OF 6 PAGES
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The Schedule 13D filed on November 17, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of James River Coal Company (the "Issuer"), as previously amended by Amendment No. 1 filed on December 15, 2005, Amendment No. 2 filed on December 29, 2005, Amendment No. 3 filed on January 19, 2006, Amendment No. 4 filed on February 2, 2006, Amendment No. 5 filed on February 10, 2006, and Amendment No. 6 filed on March 24, 2006, is hereby amended by this Amendment No. 7 to the Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

            (a) The Reporting Persons beneficially own 2,435,000 Shares (including options to purchase 400,000 Shares), constituting approximately 14.6% of the outstanding Shares.

            The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 16,658,380 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

            (b) By virtue of its position as General Partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the Shares held by Jolly Roger Fund LP. By virtue of agreements between it and Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Mint Master Fund LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the Shares held by Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Mint Master Fund LTD, respectively. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power.

            Accordingly, Pirate Capital LLC and Thomas R. Hudson Jr. are deemed to have shared voting power and dispositive power with respect to an aggregate of 2,435,000 Shares (including options to purchase 400,000 Shares).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, the Reporting Persons have entered into privately negotiated back-to-back call and put options with Merrill Lynch International (the "Counterparty") with respect to an aggregate of 400,000 Shares. Under the call options, the Reporting Persons have the right to purchase the underlying Shares from the Counterparty at the corresponding exercise prices set forth below at any time prior to the corresponding expiration dates set forth below. Under the put options, the Counterparty is entitled to cause the Reporting Persons to acquire from the Counterparty the underlying Shares at the corresponding exercise prices set forth below at any time prior to the corresponding expiration dates set forth below. On the original expiration date of each option, each such option was amended to extend the expiration date, and adjust the exercise price per share, as set forth below.

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CUSIP NO.      470355207              SCHEDULE 13D/A       PAGE 5 OF 6 PAGES
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Date of       Shares       Exercise Price   Expiration Date   Net Purchase Price
Purchase     Underlying     per Share ($)                       per Option ($)
              Options
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01/25/06      100,000          33.77            07/24/06            6.36
01/26/06      100,000          33.62            07/25/06            6.34
01/27/06      100,000          33.87            07/26/06            6.38
01/31/06      100,000          35.48            07/27/06            6.88


Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

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CUSIP NO.      470355207              SCHEDULE 13D/A       PAGE 6 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2006

                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.